UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For December 10, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

RBS Gogarburn
PO Box 1000
Edinburgh  EH12 1HQ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-184147 and 333-184147-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the previously announced transfers of a substantial part of the business activities of The Royal Bank of Scotland N.V. (“RBS N.V.”) to The Royal Bank of Scotland plc (“RBS plc”), RBS Holdings N.V., RBS N.V., The Royal Bank of Scotland Group plc and RBS plc entered into the supplemental indentures filed as exhibits 4.1(c) (the “Second Supplemental Indenture”) and 4.2(b) (the “First Supplemental Indenture”) and today issued the press release filed as exhibit 99.1.

The Indenture and First Supplemental Indenture referenced in the Second Supplemental Indenture are filed as exhibits 4.1(a) and 4.1(b), respectively, for reference purposes.

The Indenture referenced in the First Supplemental Indenture is filed as exhibit 4.2(a) for reference purposes.

Index of Exhibits

Exhibit No.	Description

4.1(a)
Indenture between The Royal Bank of Scotland N.V. (f/k/a/ ABN Amro Bank N.V.) and The Bank of New York Mellon (successor to JPMorgan Chase Bank f/k/a The Chase Manhattan Bank) dated as of November 27, 2000.

4.1(b)
First Supplemental Indenture between The Royal Bank of Scotland N.V. (f/k/a/ ABN Amro Bank N.V.), RBS Holdings N.V. (f/k/a ABN Amro Holding N.V.) and The Bank of New York Mellon (successor to JPMorgan Chase Bank f/k/a The Chase Manhattan Bank) dated as of September 18, 2003.

4.1(c)
Second Supplemental Indenture between The Royal Bank of Scotland N.V. (f/k/a/ ABN Amro Bank N.V.), The Royal Bank of Scotland plc, RBS Holdings N.V. (f/k/a ABN Amro Holding N.V.), The Royal Bank of Scotland Group plc  and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. f/k/a The Chase Manhattan Bank) dated as of December 7, 2012.

4.2(a)	Indenture between The Royal Bank of Scotland N.V. (f/k/a/ ABN Amro Bank N.V.), RBS Holdings N.V. (f/k/a ABN Amro Holding N.V.) and Wilmington Trust Company dated as of September 15, 2006.
4.2(b)
First Supplemental Indenture between The Royal Bank of Scotland N.V. (f/k/a/ ABN Amro Bank N.V.), The Royal Bank of Scotland plc, RBS Holdings N.V. (f/k/a ABN Amro Holding N.V.), The Royal Bank of Scotland Group plc, Citibank, N.A. and Wilmington Trust Company dated as of December 7, 2012.

99.1	Press release, dated December 10, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

Date: December 10, 2012	By:	/s/ Michael Geslak
	Name:	Michael Geslak
	Title:	Authorized Signatory